VECTOR GROUP LTD.
4400 Biscayne Boulevard
Miami, FL 33137

June 27, 2016

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Dana Brown

Re:    Vector Group Ltd. (the “Issuer”)
Registration Statement on Form S-4 (File No. 333-211755)

Dear Mr. Brown,

This letter is in reference to the registration statement on Form S-4 (File No. 333-211755) of the Issuer, which was filed with the United States Securities and Exchange Commission (the “Commission”) on June 1, 2016 (the “Registration Statement”) relating to an offer to exchange up to $235,000,000 of the Issuer’s registered 7.750% Senior Secured Notes due 2021 for a like amount of the Issuer’s existing unregistered 7.750% Senior Secured Notes due 2021.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Issuer, on behalf of itself and each of the co-registrants of the above-referenced Registration Statement, hereby requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. ET on June 29, 2016, or as soon thereafter as practicable. The Issuer is aware of its obligations under the Securities Act.

The Issuer hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (305) 579-8026 or Jay Clayton of Sullivan & Cromwell LLP at (212) 558-3445.

Very truly yours,
Vector Group Ltd.
By: /s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Senior Vice President, Chief Financial Officer and
Treasurer

cc:    Jay Clayton
Sullivan & Cromwell LLP